UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 15, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

Three month periods ended

(In thousands of US dollars, except per share amounts and share numbers)

(Unaudited)

	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011

	$	$	$	$
Revenue	197,751	198,912	183,016	201,360
Cost of sales	161,124	166,000	155,402	171,035

Gross profit	36,627	32,912	27,614	30,325
Selling, general and administrative expenses	20,653	18,373	18,416	18,589
Research expenses	1,650	1,519	1,622	1,737

	22,303	19,892	20,038	20,326

Operating profit before manufacturing facility closures, restructuring, and other related charges	14,324	13,020	7,576	9,999

Manufacturing facility closures, restructuring, and other related charges	14,152	546	378	967

Operating profit	172	12,474	7,198	9,032

Finance Costs
Interest	3,384	3,355	3,659	3,901
Other (income) expense	667	473	447	1,610

Earnings (loss) before income taxes (recovery)	(3,879)	8,646	3,092	3,521

Income taxes (recovery)
Current	353	493	122	176
Deferred	(807)	(20)	634	496

	(454)	473	756	672

Net earnings (loss)	(3,425)	8,173	2,336	2,849

Earnings (loss) per share
Basic	(0.06)	0.14	0.04	0.05
Diluted	(0.06)	0.14	0.04	0.05
Weighted average number of common shares outstanding
Basic	58,981,435	58,961,050	58,961,050	58,961,050
Diluted	58,981,435	60,156,176	59,526,474	59,267,987

2

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

Three month periods ended

(In thousands of US dollars, except per share amounts and share numbers)

(Unaudited)

	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010

	$	$	$	$
Revenue	209,741	192,620	180,061	187,057
Cost of sales	177,012	168,813	158,853	166,655

Gross profit	32,729	23,807	21,208	20,402
Selling, general and administrative expenses	21,558	18,406	18,837	17,013
Research expenses	1,468	1,373	1,346	1,485

	23,026	19,779	20,183	18,498

Operating profit before manufacturing facility closures, restructuring, and other related charges	9,703	4,028	1,025	1,904

Manufacturing facility closures, restructuring, and other related charges	1,543	3	3,534	-

Operating profit (loss)	8,160	4,025	(2,509)	1,904

Finance Costs
Interest	4,010	3,791	3,959	3,910
Other (income) expense	121	2	(95)	461

Earnings (loss) before income taxes (recovery)	4,029	232	(6,373)	(2,467)

Income taxes (recovery)
Current	308	82	(543)	447
Deferred	(89)	191	32,706	(192)

	219	273	32,163	255

Net earnings (loss)	3,810	(41)	(38,536)	(2,722)

Earnings (loss) per share
Basic	0.06	(0.00)	(0.65)	(0.05)
Diluted	0.06	(0.00)	(0.65)	(0.05)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,951,050
Diluted	58,989,394	58,961,050	58,961,050	58,951,050

3

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2012 and 2011. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars.

Overview

Intertape Polymer Group Inc. (the “Company”) reported revenue for the second quarter of 2012 of $197.8 million, a decrease of 5.7% compared to $209.7 million for the second quarter of 2011 and a decrease of 0.6% sequentially compared to $198.9 million for the first quarter of 2012. Gross profit totalled $36.6 million for the second quarter of 2012 as compared to $32.7 million and $32.9 million, respectively, for the second quarter of 2011 and the first quarter of 2012. Revenue and sales volume were lower in the second quarter of 2012 compared to both the second quarter of 2011 and the first quarter of 2012. The lower sales volume compared to the second quarter of 2011 is primarily due to the reduction in sales of low-margin products. The lower sales volume compared to the first quarter of 2012 is primarily due to stronger demand for film products in the first quarter.

Net loss for the second quarter of 2012 was $3.4 million ($0.06 per share, both basic and diluted) as compared to net earnings of $3.8 million ($0.06 per share, both basic and diluted) for the second quarter of 2011 and net earnings of $8.2 million ($0.14 per share, both basic and diluted) for the first quarter of 2012. The net loss in the second quarter of 2012 includes a $14.0 million charge relating to the manufacturing plant rationalization plans announced in June 2012 as well as $0.2 million related to the closure of the Brantford facility that began in the second quarter of 2011.

In February 2012, the Company entered into an amendment to its Asset-Based Loan (“ABL”) facility extending its maturity date to February 2017. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”) due August 2014 at par value. The Company will continue to focus on debt reduction.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual capital leases, each of which will have a term of 60 months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3%.

Outlook

Improved adjusted EBITDA and declining debt put the Company in a stronger overall financial position and provided alternatives regarding the Company’s capital allocation. These include deploying cash to redeem some of its outstanding Notes, increasing investment to improve efficiency of manufacturing operations, and paying dividends, all of which are in alignment with the Company’s vision and strategy. The adoption by the Board of Directors of a semi-annual dividend policy reflects the improved financial performance and positive outlook.

The Company anticipates that revenue, gross margin and adjusted EBITDA in the third quarter of 2012 will be similar to the second quarter of 2012. Cash flows from operations in the third quarter of 2012 are expected to be higher than the second quarter of 2012 mainly due to an anticipated decrease in working capital requirements. Total debt at the end of the third quarter of 2012 is expected to be lower than it was at the end of the second quarter of 2012 due to improved cash flows from operations partially offset by increased capital expenditures.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth. The majority of products currently produced in the Richmond, Kentucky facility will be transferred to the Company’s Carbondale, Illinois facility. Woven fabric products will continue to be produced at the Truro, Nova Scotia facility. The changes are expected to be completed in late 2012 and early 2013. The Company expects a positive contribution to adjusted EBITDA of more than $5 million in 2013 and approximately $6 million in each subsequent year.

On August 14, 2012, the Board of Directors approved a semi-annual dividend policy, and concurrently declared a dividend of CND$0.08 per common share, payable on October 10, 2012 to shareholders of record at the close of business on September 21, 2012.

4

Results of Operations

Revenue

The Company’s revenue for the second quarter of 2012 was $197.8 million, a 5.7% decrease compared to $209.7 million for the second quarter of 2011 and sequentially a 0.6% decrease compared to $198.9 million for the first quarter of 2012. Sales volume decreased approximately 13% compared to the second quarter of 2011 and decreased approximately 1% compared to the first quarter of 2012. The Company closed its Brantford facility in the second quarter of 2011. The sales volume decrease compared to the second quarter of 2011 is approximately 11% after adjusting for the closure of the Brantford facility. The adjusted sales volume decrease from the second quarter of 2011 was primarily due to the Company’s progress toward reducing sales of low-margin products as well as increased demand for tape and film products in the second quarter of 2011 in anticipation of price increases. The sequential sales volume decrease was primarily due to increased demand for film products in the first quarter of 2012 as a result of anticipated price increases.

Selling prices, including the impact of product mix, increased approximately 7% in the second quarter of 2012 compared to the second quarter of 2011 after adjusting for the closure of the Brantford facility. The increase was primarily due to an improved pricing environment that began in the second quarter of 2011. Selling prices, including the impact of product mix, increased approximately 1% in the second quarter of 2012 compared to the first quarter of 2012.

Revenue for the first six months of 2012 was $396.7 million compared to $402.4 million for the same period in 2011, a decrease of 1.4%. Revenue for the first six months of 2011 was $397.3 after adjusting for the closure of the Brantford facility, a decrease of 0.2% compared to the first six months of 2012. The revenue decrease after adjusting for the closure of the Brantford facility reflects a sales volume decrease of approximately 9%, partially offset by an increase in selling prices, including the impact of product mix, of approximately 10%. The decrease in sales volume was primarily due to the progress made toward reducing sales of low-margin products. The selling price increase was primarily due to an improved pricing environment that began in the second quarter of 2011.

Gross Profit and Gross Margin

Gross profit totalled $36.6 million in the second quarter of 2012, an increase of 11.9% from the second quarter of 2011 and an increase of 11.3% from the first quarter of 2012. Gross margin was 18.5% in the second quarter of 2012, 15.6% in the second quarter of 2011, and 16.5% in the first quarter of 2012. As compared to the second quarter of 2011, gross profit increased primarily due to higher selling prices, the progress made toward reducing sales of low-margin products and manufacturing cost reductions partially offset by lower sales volume. Selling prices increased more than both conversion cost and raw material cost increases, however the spread between selling prices and raw material costs is still somewhat compressed when compared to periods prior to 2010. As compared to the first quarter of 2012, gross profit increased primarily due to manufacturing cost reductions and improved spread between selling prices and both conversion costs and raw material costs for woven products.

Gross profit and gross margin for the first six months of 2012 were $69.5 million and 17.5%, respectively, compared to $56.5 million and 14.1% for the first six months of 2011. The increase in gross margin for the first six months of 2012 was primarily due to improved selling prices and other items discussed above.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $20.7 million for the second quarter of 2012, $21.6 million in the second quarter of 2011, and $18.4 million in the first quarter of 2012. As a percentage of revenue, SG&A expenses were 10.4%, 10.3% and 9.2% for the second quarter of 2012, the second quarter of 2011 and the first quarter of 2012, respectively. SG&A expenses were $0.9 million less in the second quarter of 2012 compared to the second quarter of 2011 primarily due to the non-recurrence of the settlement of a lawsuit and decreased marketing and bad debt expenses, partially offset by an increase in variable compensation expense related to higher profitability. SG&A expenses were $2.3 million higher in the second quarter of 2012 compared to the first quarter of 2012 primarily due to increased variable compensation expense related to higher profitability.

SG&A expenses for the first six months of 2012 were $39.0 million, a decrease of $1.0 million from $40.0 million for the first six months of 2011. The decrease in 2012 compared to 2011 is primarily due to the non-recurrence of the settlement of a lawsuit and related professional fees and decreased bad debt and depreciation expenses partially offset by increased variable compensation expense related to higher profitability.

5

Interest

Interest expense for the second quarter of 2012 totalled $3.4 million, a $0.6 million or 15.6% decrease from the $4.0 million of interest expense for the second quarter of 2011. Interest expense for the second quarter of 2012 was lower than the second quarter of 2011 primarily due to the expiration of the interest rate swap in September 2011 and the reduction of the outstanding balance under the Company’s ABL facility. Interest expense for the second quarter of 2012 was approximately the same when compared to the interest expense in the first quarter of 2012.

Other (Income) Expense

Other expense for the second quarter of 2012 totalled $0.7 million, a $0.5 million increase from the second quarter of 2011. Other expense includes losses on disposal of property, plant and equipment which totalled approximately $0.1 million for the second quarter of 2012, $0.1 million for the second quarter of 2011, and $0.2 million for the first quarter of 2012. The increase from the second quarter of 2011 was primarily due to foreign exchange gains in the second quarter of 2011 of $0.6 million as compared to foreign exchange losses of $0.3 million in the second quarter of 2012. Other expense for the second quarter of 2012 increased $0.2 million as compared to $0.5 million in the first quarter of 2012 due to foreign exchange losses in the second quarter of 2012.

Other expense for the first six months of 2012 was $1.1 million, an increase of $1.0 million from $0.1 million for the first six months of 2011. The increase is primarily due to foreign exchange gains in the first six months of 2011 of $0.8 million as compared to foreign exchange losses of $0.3 million in the first six months of 2012.

Manufacturing Facility Closures, Restructuring and Other Related Charges

The Company has decided to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and to complete some other small restructuring initiatives. The Truro facility will continue to manufacture woven products. A charge of $14.0 million was recorded in the second quarter of 2012 primarily due to property, plant and equipment impairments and severance related to these initiatives. Approximately $1.2 million of the $14.0 million charge is related to cash items and the remainder is non-cash charges. Additional costs of approximately $3.5 million are expected to be recorded throughout the second half of 2012 and in early 2013. Capital expenditures are expected to increase approximately $5.5 million in 2012 as a result of these initiatives. The Company expects that the consolidated and improved manufacturing operations will provide an efficient platform to support future profitable growth.

The Brantford facility was shut down in the second quarter of 2011. During the three months ended June 30, 2011, $1.5 million in closure costs were recorded. During the three months ended June 30, 2012, $0.2 million of charges were recorded for depreciation and idle facility maintenance related to closure of this location. Total costs incurred during the first six months of 2012 related to this facility closure were $0.7 million. Total costs incurred during the first six months of 2011 were $1.5 million.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company’s definition of adjusted EBITDA has recently changed to exclude the impact of stock-based compensation expense. All historical adjusted EBITDA information presented has been updated to conform to the new definition.

6

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

  ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)
(Unaudited)
	Three months ended			Six months ended
	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011
	$	$	$	$	$
Net earnings (loss)	(3.4)	3.8	8.2	4.7	3.8
Add back: Manufacturing facility closures, restructuring, and other related charges	14.2	1.5	0.5	14.7	1.5
Stock-based compensation expense	0.2	0.2	0.1	0.4	0.4
ITI litigation settlement	-	1.0	-	-	1.0
Less: income taxes	(1.1)	-	-	(1.1)	-
Adjusted net earnings	9.9	6.5	8.9	18.7	6.6

Earnings (loss) per share
Basic	(0.06)	0.06	0.14	0.08	0.06
Diluted	(0.06)	0.06	0.14	0.08	0.06

Adjusted earnings per share
Basic	0.17	0.11	0.15	0.32	0.11
Diluted	0.16	0.11	0.15	0.31	0.11
Weighted average number of common shares outstanding
Basic	58,981,435	58,961,050	58,961,050	58,971,242	58,961,050
Diluted	60,916,227	58,989,394	60,156,176	60,592,910	58,987,817

7

Adjusted net earnings were $9.9 million for the second quarter of 2012 as compared to $6.5 million for the second quarter of 2011. Adjusted net earnings in the second quarter of 2012 were $1.0 million higher than the adjusted net earnings of $8.9 million in the first quarter of 2012. Adjusted net earnings were higher in the second quarter of 2012 compared to both the second quarter of 2011 and the first quarter of 2012 primarily as a result of higher gross margin, partially offset by lower revenue.

Adjusted net earnings were $18.7 million for the first six months of 2012 compared to $6.6 million for the first six months of 2011. Adjusted net earnings were higher in the first half of 2012 compared to the first half of 2011 primarily as a result of higher gross margin.

Adjusted fully diluted earnings per share for the second quarter of 2012 was $0.16 per share, a $0.05 per share increase over the second quarter of 2011 and a $0.01 per share increase compared to the first quarter of 2012. Adjusted fully diluted earnings per share for the first six months of 2012 was $0.31 per share, a $0.20 per share increase over $0.11 per share for the first six months of 2011.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended			Six months ended
	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011
	$	$	$	$	$
Net earnings (loss)	(3.4)	3.8	8.2	4.7	3.8
Add back: Interest and other (income) expense	4.1	4.1	3.8	7.9	7.9
Income taxes (recovery)	(0.5)	0.2	0.5	0.0	0.5
Depreciation and amortization	7.6	7.8	7.6	15.2	15.6
EBITDA	7.8	16.0	20.1	27.9	27.8
Manufacturing facility closures, restructuring and other related charges	14.2	1.5	0.5	14.7	1.5
Stock-based compensation expense	0.2	0.2	0.1	0.4	0.4
ITI litigation settlement	-	1.0	-	-	1.0
Adjusted EBITDA	22.2	18.7	20.8	42.9	30.7

Adjusted EBITDA was $22.2 million for the second quarter of 2012, $18.7 million for the second quarter of 2011 and $20.8 million for the first quarter of 2012. The increase in adjusted EBITDA in the second quarter of 2012 as compared to both the second quarter of 2011 and the first quarter of 2012 is primarily due to higher gross margin, partially offset by lower revenue.

As compared to the first six months of 2011, adjusted EBITDA increased by $12.2 million from $30.7 million to $42.9 million in the first six months of 2012. The increase was primarily due to higher gross margin as discussed above.

8

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (recovery) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate for the six months ended June 30, 2012 was approximately 0.4% compared to approximately 11.6% for the six months ended June 30, 2011. The effective tax rate for the six months ended June 30, 2012 is based on total income tax expense of $19 thousand on $4.8 million of earnings before income taxes. The decrease in effective tax rate is primarily due to the impact of the charges related to manufacturing facility closures, restructuring and other related items which resulted in a change in the mix of earnings between tax jurisdictions for the six months ended June 30, 2012 combined with the nonrecurrence of a deferred tax asset revaluation within the Company’s Portuguese tax entity during the first quarter of 2011.

Net Earnings (Loss)

Net loss for the second quarter of 2012 totalled $3.4 million compared to net earnings of $3.8 million for the second quarter of 2011, and net earnings of $8.2 million for the first quarter of 2012. The decrease in net earnings for the second quarter of 2012 compared to both the second quarter of 2011 and the first quarter of 2012 was primarily due to an increase of $12.7 million and $13.7 million, respectively, in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Net earnings for the first six months of 2012 were $4.7 million, a $0.9 million increase compared to $3.8 million for the first six months of 2011. The increase in earnings was primarily due to an increase in gross margin partially offset by manufacturing facility closure costs, restructuring and other related charges previously discussed.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since December 31, 2011. Reference is made to the Section entitled “Related Party Transactions” in the Company’s MD&A as of and for the year ended December 31, 2011 and to Note 12 to the unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2012.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory decreased by one day from the second quarter of 2011 and increased by three days from the first quarter of 2012 compared to the second quarter of 2012. The Company expects Days Inventory to remain at a similar level during the third quarter of 2012. Inventories increased $6.9 million to $97.6 million as of June 30, 2012 from $90.7 million as of December 31, 2011.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by three days from the second quarter of 2011 to the second quarter of 2012 and decreased by one day from the first quarter of 2012 to the second quarter of 2012. DSO’s are expected to be in the mid 40’s during the third quarter of 2012. Trade receivables increased $8.2 million to $90.8 million as of June 30, 2012 from $82.6 million as of December 31, 2011.

9

The calculations are shown in the following tables:

Three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
	$	$	$
Cost of Sales (in millions of US dollars)	$161.1	$166.0	$177.0
Days in Quarter	91	91	91
Cost of Sales Per Day (in millions of US dollars)	$1.77	$1.82	$1.95
Average Inventory (in millions of US dollars)	$96.5	$93.0	$107.0
Days Inventory	54	51	55

Three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
	$	$	$
Revenue (in millions of US dollars)	$197.8	$198.9	$209.7
Days in Quarter	91	91	91
Revenue Per Day (in millions of US dollars)	$2.17	$2.19	$2.30
Trade Receivables (in millions of US dollars)	$90.8	$94.0	$103.9
DSO’s	42	43	45

Days Inventory is calculated as follows:	DSO’s is calculated as follows:
Cost of Sales ÷Days in Quarter = Cost of Sales Per Day	Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory	Ending Trade Receivables ÷ Revenue Per Day =
Average inventory ÷ Cost of Sales Per Day = Days Inventory	DSO’s

Accounts payable and accrued liabilities increased $2.5 million to $76.5 million as of June 30, 2012 from $74.0 million as of December 31, 2011, primarily due to increased purchases of raw material inventory partially offset by payments of liabilities related to customer incentive programs.

Long-Term Debt and Liquidity

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL to meet working capital requirements, anticipated obligations under its other debt instruments, and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment.

As of June 30, 2012, the Company had borrowed $62.4 million under its ABL, including $2.3 million in letters of credit. As of June 30, 2011, $104.2 million had been borrowed, including $1.7 million in letters of credit.

10

The Company had total cash and loan availability of $93.9 million as of June 30, 2012, $58.0 million as of December 31, 2011 and $54.1 million as of June 30, 2011. The increase of $39.8 million in total cash and loan availability between June 30, 2011 and June 30, 2012 was primarily due to debt reduction resulting from free cash flows (as such term is defined in the section entitled “Cash Flows” below) generated over the last 12 months. The increase of $35.9 million in total cash and loan availability from December 31, 2011 to June 30, 2012 was due to an increase in the borrowing base resulting from increases in trade receivables and inventory as well as a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the extension of the ABL in February 2012. Subsequent to making the semi-annual coupon payment of $5.0 million and to redeeming $25.0 million of the Notes, the Company had cash and unused availability under its ABL exceeding $68 million as of August 14, 2012.

The ABL was scheduled to mature in March 2013. In February 2012, the Company amended the ABL to extend its maturity date to February 2017. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Senior Subordinated Notes) if the Senior Subordinated Notes have not been retired or if other conditions have not been met. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.75% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million. As of June 30, 2012, the Company had secured real estate mortgage financing of $3.7 million, leaving the Company the ability to obtain an additional $31.3 million of real estate mortgage financing. The ABL also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a purchase money debt facility. As of June 30, 2012, the Company had outstanding permitted purchase money debt of $0.6 million incurred after March 28, 2008 (closing date of the original $200 million ABL facility), leaving the Company the ability to obtain an additional $24.4 million of permitted purchase money debt financing. On August 14, 2012, the Company entered into a secured debt equipment finance agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement will include multiple individual capital leases, each of which will have a term of 60 months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3%.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability during the first half of 2012 and, thus, was in compliance with this fixed charge ratio covenant as of June 30, 2012.

The Company has $118.7 million of Notes outstanding bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value.

The Company has a mortgage on one of its properties with a balloon amount of $1.5 million due on July 1, 2013. The Company expects to repay this amount when it comes due using cash flows from operating activities or borrowings available under its ABL.

Cash Flows

Cash flows from operations before changes in working capital items increased in the second quarter of 2012 by $3.9 million to $18.0 million from $14.1 million in the second quarter of 2011 and decreased $2.1 million compared to the first quarter of 2012. The increase in cash flows from operations before changes in working capital for the second quarter of 2012 compared to the second quarter of 2011 is primarily due to increased gross profit in the second quarter of 2012, partially offset by increased contributions to defined benefit plans and an increase in taxes paid in the second quarter of 2012. The decrease in cash flows from operations before changes in working capital for the second quarter of 2012 compared to the first quarter of 2012 is primarily due to increased contributions to defined benefit plans and an increase in taxes paid. Contributions to defined benefit plans for 2012 are expected to be less than $6.0 million.

Cash flows from operations before changes in working capital increased for the first six months of 2012 by $12.7 million to $38.0 million from $25.3 million for the first six months of 2011. The increase in cash flows from operations before changes in working capital for the first six months of 2012 is primarily due to increased gross profit in 2012 partially offset by increased contributions to defined benefit plans and taxes paid in 2012.

11

Cash flows from operating activities increased in the second quarter of 2012 by $12.9 million to a $16.6 million source of funds from a $3.8 million source of funds in the second quarter of 2011. In the second quarter of 2012, changes in working capital items resulted in a net use of funds of $1.3 million compared to a net use of funds of $10.3 million in the second quarter of 2011. The decrease in the use of funds from the second quarter of 2011 to the second quarter of 2012 is primarily due to the higher sequential revenue growth in the second quarter of 2011. Compared to the first quarter of 2012, cash flows from operating activities increased $9.8 million during the second quarter of 2012 primarily due to decreased use of working capital related to a slight decrease in revenue and improved collection of customer receivables.

Cash flows from operating activities for the first six months of 2012 increased $29.7 million to a source of funds of $23.4 million from a use of funds of $6.3 million for the first six months of 2011. Cash flows from operating activities for the first half of 2012 increased as a source of funds compared to the first half of 2011 which used funds, primarily due to improved collection of customer receivables and a reduction in inventory driven by lower sales volumes.

Cash flows used for investing activities were $3.2 million in the second quarter of 2012 compared to $0.7 million used in the second quarter of 2011. The increase in cash used for investing activities in the second quarter of 2012 as compared to the second quarter of 2011 is primarily due to the non-recurrence of $2.1 million received for sale of assets related to the closure of the Brantford facility in the second quarter of 2011.

Cash flows used for investing activities were $8.1 million for the first six months of 2012 compared to a source of funds of $2.0 million for the first six months of 2011. In 2011 a release of restricted cash related to litigation and the proceeds from the sale of assets related to closed facilities were the primary reasons for the increase in funds used for investing activities in 2012 compared to 2011.

Total expenditures in connection with property, plant and equipment were $3.8 million and $3.4 million for the second quarter of 2012 and 2011, respectively. Total capital expenditures for property, plant and equipment for the first six months of 2012 were $8.5 million, a $2.3 million increase over $6.2 million for the first six months of 2011. Capital expenditures for 2012 are expected to be between $20 million and $23 million.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volumes in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Cash flows used in financing activities were $11.4 million in the second quarter of 2012. Cash flows used in financing activities were $1.2 million in the second quarter of 2011. The increase of $10.2 million in cash used for financing activities in the second quarter of 2012 is primarily due to repayment of borrowings as a result of higher free cash flows (as such term is defined below).

The Company had a net repayment of debt of $10.9 million during the second quarter of 2012. The decrease was due to higher free cash flows (as such term is defined below).

Cash flows used for financing activities were $12.5 million for the first six months of 2012, an increase of $18.1 million compared to the source of cash flows for financing activities for the first six months of 2011. The increase in cash flows used for financing activities in the first half of 2012 compared to the first half of 2011 was primarily due to the reduction of borrowings partially offset by the fees related to refinancing of the ABL in the first quarter of 2012.

12

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, was $12.9 million in the second quarter of 2012 compared to $0.4 million in the second quarter of 2011. The increase in free cash flows in the second quarter of 2012 was primarily a result of increased cash flows from operations. Free cash flows were $10.8 million higher in the second quarter of 2012 compared to the first quarter of 2012. The primary reason for the increase is an increase in cash flows from operating activities partially offset by higher capital expenditures in the first quarter of 2012. The Company is including free cash flows because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION
(in millions of US dollars)	Three months ended			Six months ended
	June 30,	June 30,	March 31,	June 30,	June 30,
(Unaudited)	2012	2011	2012	2012	2011
	$	$	$	$	$
Cash flows from operating activities	16.6	3.8	6.8	23.4	(6.3)
Less purchases of property, plant and equipment and other assets	(3.8)	(3.4)	(4.7)	(8.5)	(6.2)
Free cash flows	12.9	0.4	2.1	14.9	(12.5)

Contractual Obligations

As of June 30, 2012, there were no material changes in the contractual obligations set forth in the Company’s 2011 annual consolidated financial statements that were outside the ordinary course of the Company’s business with the exception of the items discussed below.

The ABL maturity was extended from March 2013 to February 2017 following an amendment to the ABL facility in February 2012. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s remaining existing Senior Subordinated Notes) if such Notes have not been retired or if other conditions have not been met.

The Company elected to redeem $25.0 million of its Senior Subordinated Notes on August 1, 2012.

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

13

Capital Stock and Dividends

As of June 30, 2012 there were 59,011,050 common shares of the Company outstanding.

During the second quarter of 2012, 50,000 stock options were exercised resulting in proceeds to the Company of $0.1 million, and no stock was repurchased by the Company.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy, and concurrently declared a dividend of CDN$0.08 per common share, payable on October 10, 2012 to shareholders of record on September 21, 2012.

Financial Risk Management, Objectives and Policies

There have been no material changes with respect to the Company’s financial risks and management thereof during the six months ended June 30, 2012. Please refer to Note 21 of the Company’s annual consolidated financial statements as of December 31, 2011, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Litigation

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011, the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western District of Tennessee, alleging that the Company has infringed a US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company’s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the pre-discovery phase of litigation. At this time, it is not possible to assess the likelihood of an adverse outcome or determine an estimate, or a range of estimates, of potential damages. The Company believes it has meritorious legal positions and intends to vigorously defend this litigation.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Significant changes in the underlying assumptions could result in significant changes to these estimates; consequently, they are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company, along with the following supplements described below. These financial statements and notes should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements.

Manufacturing Facility Closures, Restructuring, and Other Related Charges

The Company has recognized impairment and restructuring charges related to the closure of certain facilities, and the transition of production from certain facilities into other existing facilities. These charges were recorded pursuant to formal plans developed and approved by Management and the Company’s Board of Directors. The recognition of impairment and restructuring charges requires that certain judgments and estimates are made regarding the nature, timing and amount of costs associated with these plans. The estimates of future liabilities may change, requiring additional restructuring and impairment charges or the reduction of liabilities already recorded. At the end of each reporting period, Management evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with the approved plans.

14

Share-based Payments

The Company measures the cost of equity-settled transactions with directors and employees by reference to the fair value of the equity instruments at the date at which they are granted, and remeasures at the end of each reporting period the fair value of cash-settled stock appreciation rights based on reporting date assumptions for as long as these awards are outstanding. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the award, expected volatility of the Company’s stock, expected rate of forfeiture of the awards, risk-free rate and dividend yield and making assumptions about them. For cash-settled stock appreciation rights, as the Company’s share price changes or future changes in estimates differ significantly from our current estimates, stock-based compensation expense will increase or decrease.

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after July 1, 2012. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

Amended IAS 1 - Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management does not expect a significant impact from Amended IAS 1 on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

15

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2012 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Continuous disclosure materials, including the Company’s most recent Form 20-F, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular are available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

16

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this MD&A, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2012

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 17

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Revenue	197,751	209,741	396,663	402,361
Cost of sales	161,124	177,012	327,124	345,825

Gross profit	36,627	32,729	69,539	56,536

Selling, general and administrative expenses	20,653	21,558	39,026	39,964
Research expenses	1,650	1,468	3,169	2,841

	22,303	23,026	42,195	42,805

Operating profit before manufacturing facility closures, restructuring and other related charges	14,324	9,703	27,344	13,731

Manufacturing facility closures, restructuring and other related charges	14,152	1,543	14,698	1,546

Operating profit	172	8,160	12,646	12,185

Finance costs
Interest	3,384	4,010	6,739	7,801
Other expense	667	121	1,140	123

	4,051	4,131	7,879	7,924

Earnings (loss) before income taxes (recovery)	(3,879)	4,029	4,767	4,261
Income taxes (recovery) (Note 8)
Current	353	308	846	390
Deferred	(807)	(89)	(827)	102

	(454)	219	19	492

Net earnings (loss)	(3,425)	3,810	4,748	3,769

Earnings (loss) per share
Basic	(0.06)	0.06	0.08	0.06

Diluted	(0.06)	0.06	0.08	0.06

The accompanying notes are an integral part of the interim condensed consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Net earnings (loss)	(3,425)	3,810	4,748	3,769

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2011)	-	(15)	-	(30)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2011)	-	320	-	629
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2011)	(112)	90	226	982
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2011)	(394)	(464)	(195)	(742)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2011)	-	(194)	-	(383)
Change in cumulative translation difference	(2,487)	801	(649)	4,008

Other comprehensive income (loss)	(2,993)	538	(618)	4,464

Comprehensive income (loss) for the period	(6,418)	4,348	4,130	8,233

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2011

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$

Balance as at December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense			362					362

Net loss							3,769	3,769

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(30)	(30)		(30)
Settlement of interest rate swap agreements – transferred to earnings					629	629		629
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					982	982		982
Settlement of forward foreign exchange rate contracts – transferred to earnings					(742)	(742)		(742)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(383)	(383)		(383)
Changes to cumulative translation differences				4,008		4,008		4,008

				4,008	456	4,464		4,464

Balance as at June 30, 2011	58,961,050	348,148	16,155	6,943	692	7,635	(219,258)	152,680

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2012

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$

Balance as at December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options	50,000	123						123
Stock-based compensation expense			284					284

	50,000	123	284					407

Net earnings							4,748	4,748

Other comprehensive income
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					226	226		226
Settlement of forward foreign exchange rate contracts – transferred to earnings					(195)	(195)		(195)
Changes to cumulative translation differences				(649)		(649)		(649)

				(649)	31	(618)		(618)

Balance as at June 30, 2012	59,011,050	348,271	16,895	557	18	575	(224,026)	141,715

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(3,425)	3,810	4,748	3,769
Adjustments to net earnings (loss)
Depreciation and amortization	7,637	7,526	15,225	15,624
Income tax expense	(454)	219	19	492
Interest expense	3,384	3,716	6,739	7,220
Charges in connection with manufacturing facility closures, restructuring and other charges	13,042	(46)	13,428	(43)
Write-down (reversal) of inventories, net	(57)	42	(31)	124
Stock-based compensation expense	231	218	374	362
Pension and post-retirement benefits expense	250	199	501	414
(Gain) loss on foreign exchange	(128)	(465)	104	(661)
Other adjustments for non cash items	159	87	359	95
Income taxes paid, net	(653)	(134)	(654)	(177)
Contributions to defined benefit plans	(2,010)	(1,084)	(2,781)	(1,913)

Cash flows from operating activities before changes in working capital items	17,976	14,088	38,031	25,306

Changes in working capital items
Trade receivables	1,570	(6,935)	(9,039)	(16,807)
Inventories	(3,424)	190	(7,570)	(14,191)
Parts and supplies	(310)	(304)	(615)	(645)
Other current assets	(2,599)	(1,226)	(136)	(1,848)
Accounts payable and accrued liabilities	2,560	(2,650)	2,343	1,253
Provisions	864	610	405	610

	(1,339)	(10,315)	(14,612)	(31,628)

Cash flows from operating activities	16,637	3,773	23,419	(6,322)

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts, net	300	786	100	1,049
Purchase of property, plant and equipment	(3,777)	(3,374)	(8,509)	(6,160)
Proceeds from disposals of property, plant and equipment and other assets	-	2,062	20	2,062
Restricted cash and other assets	311	(218)	283	5,098
Purchase of intangible assets	(20)	(2)	(27)	(82)

Cash flows from investing activities	(3,186)	(746)	(8,133)	1,967

FINANCING ACTIVITIES
Proceeds from long-term debt	5,720	14,053	26,346	31,091
Repayment of long-term debt	(16,623)	(13,896)	(31,228)	(18,133)
Payments of debt issue costs	(12)	-	(1,459)	-
Interest paid	(654)	(1,385)	(6,331)	(7,392)
Exercise of stock options	123	-	123	-

Cash flows from financing activities	(11,446)	(1,228)	(12,549)	5,566

Net increase (decrease) in cash and cash equivalents	2,005	1,799	2,737	1,211
Effect of exchange differences on cash and cash equivalents	(294)	298	(183)	257
Cash and cash equivalents, beginning of period	5,188	3,339	4,345	3,968

Cash and cash equivalents, end of period	6,899	5,436	6,899	5,436

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	June 30, 2012 (Unaudited)	December 31, 2011 (Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,899	4,345
Trade receivables	90,821	82,622
Other receivables	4,481	4,870
Inventories (Note 6)	97,635	90,709
Parts and supplies	14,039	14,596
Prepaid expenses	6,266	6,581
Derivative financial instruments (Note 13)	18	-

	220,159	203,723
Property, plant and equipment (Note 7)	186,044	203,648
Other assets	3,419	2,726
Intangible assets	2,256	3,137
Deferred tax assets	34,249	33,489

Total Assets	446,127	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,520	73,998
Provisions (Note 10)	2,462	1,913
Derivative financial instruments (Note 13)	-	13
Installments on long-term debt (Note 9)	28,281	3,147

	107,263	79,071
Long-term debt (Note 9)	160,255	191,142
Pension and post-retirement benefits	35,036	37,320
Provisions (Note 10)	1,858	2,012

	304,412	309,545

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	348,271	348,148
Contributed surplus	16,895	16,611
Deficit	(224,026)	(228,774)
Accumulated other comprehensive income	575	1,193

	141,715	137,178

Total Liabilities and Shareholders’ Equity	446,127	446,723

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2012

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -  GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Bradenton, Florida. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -  ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s interim consolidated balance sheets as at June 30, 2012 and December 31, 2011, as well as its interim consolidated earnings (loss), comprehensive income (loss) and cash flows for the three and six months ended June 30, 2012 and 2011, and the changes in shareholders’ equity for the six months ended June 30, 2012 and 2011. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are expressed in US dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed.

These financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company. These financial statements and notes should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 14, 2012.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after July 1, 2012. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

Amended IAS 1 - Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management does not expect a significant impact from Amended IAS 1 on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -  INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	32,227	33,951	65,985	67,465
Stock-based payments	231	218	374	362
Pensions – defined benefit plans	279	237	549	485
Pensions – defined contribution plans	1,089	1,091	1,946	1,281

	33,826	35,497	68,854	69,593

Finance costs - Interest
Interest on long-term debt	3,170	3,755	6,317	7,392
Amortization of debt issue costs on long-term debt and asset-based loan	277	294	560	583
Other interest and financial income	-	-	-	(116)
Interest capitalized to property, plant and equipment	(63)	(39)	(138)	(58)

	3,384	4,010	6,739	7,801

Finance costs - Other expense
Foreign exchange (gain) loss	333	(560)	295	(775)
Interest (income) and other finance costs, net	334	512	845	729
Change in fair value of forward foreign exchange rate contracts	-	169	-	169

	667	121	1,140	123

Other Elements of Expenses
Depreciation of property, plant and equipment	7,424	7,638	14,797	15,312
Amortization of intangible assets	213	183	428	312
Amortization of other charges	24	37	45	43
Loss on disposal of property, plant and equipment	72	131	315	139
Write-down of inventories to net realizable value	-	228	57	311
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	(119)	(186)	(88)	(187)
Advisory and support services fees	-	77	-	153

4 -  MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for the three and six months ended June 30, 2012 and 2011 under the caption Manufacturing facility closures, restructuring and other related charges:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Impairment of property, plant and equipment	10,627	-	10,627	-
Impairment of parts and supplies	1,167	-	1,167	-
Severance and other labor related costs	1,195	1,244	1,195	1,244
Impairment of intangible assets	503	-	503	-
Write-down of inventories to net realizable value	488	-	488	-
Other costs	172	299	718	302

	14,152	1,543	14,698	1,546

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products currently produced in the Richmond, Kentucky facility will be transferred to the Company’s Carbondale, Illinois facility. Woven fabric products will continue to be produced at the Truro, Nova Scotia facility. The charges included in the caption Other costs above are the incremental costs incurred with the ongoing Brantford, Ontario facility closure.

In 2011, the charges incurred in Severance and other labor related costs and Other costs are the costs incurred in connection with the Brantford, Ontario facility closure.

5 -  SIGNIFICANT EVENTS AND TRANSACTIONS

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On March 10, 2011, the bond posted by the Company was reduced to $1.0 million, which included $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

6 -  INVENTORIES

	June 30, 2012	December 31, 2011
	$	$
Raw materials	30,139	26,754
Work in process	19,796	18,234
Finished goods	47,700	45,721

	97,635	90,709

The amount of inventories recognized as an expense during the period corresponds to cost of sales for the period.

7 -  PROPERTY, PLANT AND EQUIPMENT

During the three and six months ended June 30, 2012, acquisitions of property, plant and equipment amounted to approximately $3.8 million and $8.5 million, respectively ($3.4 million and $6.2 million for the three and six months ended June 30, 2011, respectively). During the three and six months ended June 30, 2012, the net book value of property, plant and equipment disposals amounted to approximately $75,000 and $348,000, respectively ($2.3 million for the three and six months ended June 30, 2011) and the loss on those disposals amounted to approximately $72,000 and $315,000, respectively ($131,000 and $139,000 loss for the three and six months ended June 30, 2011, respectively).

As at June 30, 2012 and 2011, the Company had no significant commitments to purchase any property, plant or equipment.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting periods, other than those discussed in Note 4 and included in the statement of consolidated earnings (loss) under the caption Manufacturing facility closures, restructuring and other related charges.

8 -  INCOME TAXES

Income tax expense (recovery) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (recovery) in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three and six months ended June 30, 2012 was approximately 11.7% and 0.4%, respectively (5.4% and 11.6% for the three and six months ended June 30, 2011, respectively). The decrease in effective tax rate is primarily due to a change in the mix of earnings between tax jurisdictions for the six months ended June 30, 2012 combined with the nonrecurrence of a deferred tax asset revaluation within the Company’s Portuguese tax entity during the first quarter of 2011.

9 -  LONG-TERM DEBT

	June 30, 2012	December 31, 2011
	$	$
Senior Subordinated Notes (1)	117,126	116,794
Asset-based loan (1)	58,205	63,013
Finance lease liabilities	5,918	6,058
Term debt	3,629	4,501
Mortgage loans (1)	3,658	3,923

	188,536	194,289
Less: Installments on long-term debt	28,281	3,147

	160,255	191,142

(1)	The Senior Subordinated Notes, Asset-based loan and Mortgage loans are presented net of unamortized related debt issue costs, amounting to $3.6 million ($3.3 million in 2011).

On February 1, 2012 the Company entered into an amendment to its Asset Based Loan (“ABL”) facility extending its maturity date to February 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company's existing senior subordinated notes) if the senior subordinated notes have not been retired or if other conditions have not been met. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

The Company capitalized $1.5 million in debt issue costs under the caption Long-term debt on the Balance Sheet as at June 30, 2012, as a result of the ABL amendment. These debt issue costs and the previously capitalized debt issue costs remaining of $0.6 million are being amortized using the straight-line method over the maturity of five years. The remaining debt issue costs are being amortized over the extended term as the modification did not result in an extinguishment of debt, thus resulting in only an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

As at June 30, 2012, the effective interest rate on borrowings under the ABL was 2.25% (2.56% as at December 31, 2011), taking into account the effect of the interest rate swap agreements described in Note 13.

Throughout the period, the Company remained in compliance with reporting requirements. Further, the ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability during the first half of 2012 and, thus, was in compliance with this fixed charge ratio covenant as at June 30, 2012.

On June 19, 2012 the Company announced a notice of redemption to redeem the aggregate principal amount of $25.0 million of its outstanding 8 1/2% senior subordinated notes due August 2014. The redemption of $25.0 million of the senior subordinated notes occurred on August 1, 2012, resulting in a current classification on the June 30, 2012 consolidated balance sheet. The Company financed the redemption with its ABL. The Company’s unused availability under the ABL as at June 30, 2012 was $87.0 million ($58.0 million as at December 31, 2011).

10 -   PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and a provision for litigation. The rollforward of the Company’s provisions is as follows as at June 30, 2012:

	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	-	1,527	-	1,527
Amounts used	-	(1,122)	-	(1,122)
Foreign exchange	(3)	(2)	(5)	(10)

Balance, end of period	1,858	2,208	254	4,320

Amount presented as current	-	2,208	254	2,462
Amount presented as non-current	1,858	-	-	1,858

Balance, June 30, 2012	1,858	2,208	254	4,320

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

See the notes to the annual consolidated financial statements prepared under IFRS as at and for the year ended December 31, 2011 for a full description of contingent liabilities.

11 -   CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as at June 30, 2012 and December 31, 2011 were 59,011,050 and 58,961,050, respectively.

Weighted average number of common shares outstanding for the periods ended June 30, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Basic	58,981,435	58,961,050	58,971,242	58,961,050
Diluted	58,981,435	58,989,394	60,592,910	58,987,817

For the three and six months ended June 30, 2012, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were nil and nil, respectively (3,861,827 and 3,371,827 for the three and six months ended June 30, 2011, respectively).

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company was entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The Company did not repurchase any common shares under this normal course issuer bid which expired in May 2011.

The Company did not declare or pay dividends during the three and six months ended June 30, 2012 and 2011.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CAD$7.56.

The fair value of SARs granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	5.8 years
Expected volatility	63%
Risk-free interest rate	1.25%
Expected dividends	0%
Weighted average fair value	CAD$4.27
Weighted average share price at grant date	CAD$7.56
Weighted average exercise price of awards	CAD$7.56

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

As at June 30, 2012, approximately $90,000 of expense is included under the caption Selling, general and administrative expenses and the corresponding liability is recorded on the Company’s consolidated balance sheet respectively under the caption Accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and Other liabilities for amounts expected to vest greater than 12 months.

Stock Options

During the three months ended June 30, 2011, 490,000 stock options were granted at a weighted average exercise price of $1.55 and a fair value of $0.95, and 385,000 stock options were granted at a weighted average exercise price of $1.80 and a fair value of $1.10.

The fair value of options granted as at June 30, 2011 was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	6.0 years
Expected volatility	66%
Risk-free interest rate	2.46%
Expected dividends	0%
Weighted average share price	CAD$1.66
Weighted average exercise price	CAD$1.66

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The weighted average share price and fair value per options granted as at June 30, 2011 was:

Share price	CAD$	1.33
Fair value	CAD$	1.01

During the three and six months ended June 30, 2012, 50,000 stock options were exercised at a weighted average exercise price of CAD$2.49 (nil for the three and six months ended June 30, 2011), resulting in cash proceeds to the Company of $123,000 (nil for the three and six months ended June 30, 2011).

During the three and six months ended June 30, 2012, 165,000 and 440,500 options expired or forfeited, respectively (117,492 and 328,942 for the three and six months ended June 30, 2011, respectively).

Contributed Surplus

During the three and six months ended June 30, 2012, the contributed surplus account increased by approximately $0.1 million and $0.3 million, respectively (approximately $0.2 million and $0.3 million for the three and six months ended June 30, 2011, respectively), representing the stock-based compensation expense recorded for the period associated with stock options.

12 -   RELATED PARTY TRANSACTIONS

In a prior reporting period, the Company entered into a support services agreement with a company controlled by one of the current members of its Board of Directors. This agreement required the provision of support services that included the duties of the Chairman of the Board of Directors. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided for monthly compensation in the amount of CAD$25,000. During the three and six months ended June 30, 2011, an amount of CAD$75,000 and CAD$150,000, respectively, was recorded with respect to the support services agreement.

13 -   FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s senior subordinated notes was $118.9 million as at June 30, 2012 ($113.4 million as at December 31, 2011).

The Company’s forward foreign exchange rate contracts carrying amounts and fair values were an asset of approximately $18,000 and a liability of $13,000 for the reporting periods ended June 30, 2012 and December 31, 2011, respectively. The interest rate swap agreement expired on September 22, 2011.

The methods and assumptions used to determine the estimated fair value of each class of financial instruments have not changed during the reporting period.

The terms and conditions of foreign exchange contracts designated as cash flow hedges and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the annual consolidated financial statements as at and for the year ended December 31, 2011.

During the interim reporting period, there were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, nor were there any changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three months ended June 30, 2011, and in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of nine monthly forward foreign exchange rate contracts to purchase an aggregate of CAD$10 million beginning July 2011 through March 2012, at fixed exchange rates ranging from CAD$0.9692 to CAD$0.9766 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

During the three months ended June 30, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of two forward foreign exchange rate contracts (the “Terminated Contracts”), which were scheduled to settle on July 5, 2011, respectively, representing the Company’s hedging of inventory purchases during the month of June 2011. As at June 30, 2011, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the three and six months ended June 30, 2011.

Accordingly, included in the Company’s consolidated earnings (loss) for the three months ended June 30, 2011 are $0.2 million under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and an insignificant amount under the caption Other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

14 - POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization with the exception of the items discussed below.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Facility”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through December 31, 2013. The Equipment Facility will have quarterly scheduling of capital lease amounts with each schedule having a term of sixty months and a fixed interest rate. The average of the fixed interest rates is expected to be less that 3.0%. Amounts borrowed and outstanding between the funding date and the scheduling date shall accrue interest at the 30-day LIBOR rate plus 200 basis points.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. Accordingly, the Company declared a cash dividend of CAD$0.08 per common share payable on October 10, 2012 to shareholders of record at the close of business on September 21, 2012. The estimated amount of this dividend payment is CAD$4.7 million based on 59,011,050 shares of the Company’s common shares issued and outstanding as of August 14, 2012.